Exhibit 99.11

American Banker

The Financial Services Daily

November 17, 2005

Markets

Investors, Analyst Slam Sovereign Plan; Company Profile

By Todd Davenport

New opponents raised legal and financial objections to Sovereign Bancorp Inc.’s deal to sell a 19.8% stake to Banco Santander Central Hispano SA, while Santander’s chairman defended the deal.

 Angry Sovereign shareholders have argued that the $ 63 billion-asset Philadelphia thrift company designed the transaction to circumvent New York Stock Exchange rules that require listed companies to get shareholders’ approval for changes of control — and set the controlling threshold at 20%.

 The Council of Institutional Investors, which says it represents 140 pension plans with more than $ 3 trillion of assets, argued in a letter Wednesday that the exchange has the latitude to declare the deal a change in control and require a shareholder vote.

 “There is no justification for the company’s refusal to permit shareowners to vote on this transaction,” according to the letter, which was signed by Ann Yerger, the council’s executive director. “It is apparent the company meticulously structured the deal with the intent of avoiding shareowner approval by applying an overly broad and inappropriate interpretation of the NYSE’s rules.”

 The deal is “an injustice to the company’s existing shareowners and sets a disastrous precedent for the Exchange and for the markets,” the letter said.

 Relational Investors LLC — currently Sovereign’s largest shareholder, with a 7.4% stake — is waging a proxy fight against the company’s board and managers. Franklin Mutual Advisers, another large shareholder, has also urged Sovereign to submit the transaction to a shareholder vote.

 Sovereign intends to use the $ 2.4 billion it would get from Santander to acquire Independence Community Bancorp of Brooklyn, N.Y.

 This week Mark Fitzgibbon, a Sandler O’Neill & Partners LP analyst, lowered his price target for Independence Community’s stock and reiterated his “sell” rating. He said shareholder activism had complicated the chances of its acquisition.

 He also lobbed a grenade at Sovereign. “We think Sovereign’s blatant attempt to disregard the interests of shareholders and circumvent their voting rights is about the most egregious we have ever seen, and will almost certainly be challenged in court,” he wrote in a Nov. 14 note.

 Santander chairman Emilio Botin defended the Santander deal Wednesday.

 “I think that for any institution ... the entry of Santander is positive for all its shareholders, because Santander brings proven techniques ... for improving efficiency and commercial strategy,” he told a Dow Jones reporter.

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